Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Francis I. Perier, Jr.
Senior Vice President - Finance and
Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York

Re: Forest Laboratories, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2008
    Filed May 30, 2008
    File Number: 001-05438

Dear Mr. Perier:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits and Financial Statement Schedules

1.   It appears that you have not filed as exhibits to your filing copies of the following
        agreements relating to your products:

            • License and Collaboration Agreement with Cypress Bioscience for the
              development and marketing of milnacipran;
            • License Agreement between Cerexa and Takeda Pharmaceutical Company
              for the development of ceftaroline;

- Agreement with Novexel, S.A. for the development, manufacture and commercialization of NXL 104 in combination with ceftaroline;
- Partnership agreement with Ironwood Pharmaceuticals, Inc. to co-develop and co-market the compound linaclotide; and
- A licensing agreement with Merck Sante s.a.s. for the exclusive marketing and distribution in the U.S. of Campral.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each agreement listed above is not material to your company.

Signatures

2. We note that your report was not signed on behalf of the registrant. Please amend your report to include the required signature.

Notes to Consolidated Financial Statements

8. Intangible assets

3. Please explain to us why it is appropriate to delay amortization of the payment to Mylan until 2011. Include any reference to the specific authoritative literature that supports this treatment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

4. Please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments.

Schedule 14A filed April 7, 2008

Item 13. Certain Relationships and Related Transactions, page 7

5. We note that you have not included the information required under Item 404(b) of Regulation S-K related to your policies and procedures for the review, approval or ratification of transactions with related persons. Please amend your Form 10-K for fiscal year 2008 to include a description of your policies and procedures for the review, approval or ratification of related party transactions, a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced and identify any transactions required to be reported since the beginning of the last fiscal year where such policies and

procedures did not require review, approval or ratification or where such policies and procedures were not followed.

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended March 31, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Francis I. Perier, Jr.
Forest Laboratories, Inc.
February 5, 2009
Page 4

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant